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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2015

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN'S, 1 UNDERSHAFT
LONDON EC3P 3DQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Exhibits are filed herewith in relation to the recommended all-share acquisition of Friends Life Group Limited by Aviva plc.

Exhibit No.	Description
1	Recommended all-share offer for Friends Life Group Limited by Aviva plc Circular to Aviva Shareholders and Notice of Aviva General Meeting
2
Proposed issue of up to 1,105,000,000 new ordinary shares of 25 pence each to be issued by the Company in connection with the proposed recommended all-share offer by the Company for the entire issued and to be issued ordinary share capital of Friends Life Group Limited to be implemented by way of scheme of arrangement under Part VIII of the Guernsey Company Law and Application for admission of the New Aviva Shares to the premium listing segment of the Official List and to trading on the London Stock Exchange's main market for listed securities

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Date: 20 January 2015

AVIVA PLC
By: /s/ Kathryn Baily
Kathryn Baily
Head of Board Support

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SIGNATURES